FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2022

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Annual and Extraordinary Shareholders' Meeting – Management Proposal

brasilagro

Message from Management

São Paulo, September 26th, 2022.

Dear Shareholders,

In the light of the Call Notice published on September 27th, 2022, in reference to the Annual and Extraordinary Shareholders’ Meeting (“Meeting”), we would like to underscore the importance of your participation in said meeting, to be held using an online-only format, on October 27th, 2022, at 2 p.m. BRT, on first notice, in order to resolve on the following Agenda:

1. In Ordinary General Meeting:

1.1. To take the management accounts, examine, discuss, and, when applicable, vote on the Annual Management Report and the Financial Statements, accompanied by the reports of the Independent Auditors and the Fiscal Council, for the fiscal year ending on June 30, 2022;

1.2. Deliberate on the proposal for allocation of net income for the fiscal year ending on June 30, 2022, and the respective distribution of dividends;

1.3. To set the limit of the annual global compensation of the Company's directors and officers for the fiscal year beginning July 1, 2022; and

2. In Extraordinary General Meeting:

2.1. Deliberate on the proposal to amend the Company's Bylaws to create an Audit Committee and change other provisions.

We request that the shareholders should carefully read the documents related to the Meeting, available on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

If you have any questions or concerns, please contact the Investor Relations Department by phone (55-11) 3035-5350 or by e-mail ri@brasil-agro.com.

André Guillaumon Chief Executive Officer	Gustavo Javier Lopez Investor Relations Officer
Eduardo S. Elsztain Chairman of the Board of Directors

Guidelines on Participation in Annual and
Extraordinary Shareholders’ Meeting

Shareholders’ participation in the Company’s Shareholders’ Meeting is of utmost importance.

The holding of the Annual Shareholders’ Meeting, on first notice, will require the presence of at least one quarter (1/4) of the Company’s capital stock. For the Extraordinary Shareholders’ Meeting to discuss the proposed amendments to the Bylaws, on first notice as well, will require the presence of at least two thirds (2/3) of the Company’s capital stock, based on the legislation in force.

If these quorums are not reached, the Company will publish a new Call Notice announcing a new date for holding the Meetings on a second call, which may take place in the presence of any number of shareholders.

Considering the online-only format which will be used in the Meeting, the shareholders’ participation, or their legal representative’s participation will be: (a) through digital platform, for those who present their documents and a request to participate according to the orientation provided on the Call Notice; or (b) by filling and sending the Remote Voting Card, under the terms of CVM Instruction 481.

1. Documents

Pursuant to article 5 of ICVM 481, as amended by ICVM 622, in order to participate online must register at the electronic address (https://www.tenmeetings.com.br/assembleia/portal/?id=BC898CE9CE42), requesting to attend the Meeting up to 48h prior to the Meeting (i.e., October 25, 2022 at 2 p.m BRT).

The request to participate shall be accompanied by: (i) a document identifying the shareholder, their legal representative or appointed proxy, (ii) the Meeting participant’s telephone number; and (iii) email address to where the Company will send the link to access the Meeting. Additionally, the documentation described below shall be sent:

1.1. For individuals

(a) photo ID;

(b) if represented by proxy, the power of attorney granting special powers;

(c) if applicable, a photo ID of the proxy;

(d) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.2. For legal entities

(a) the most recent restated Bylaws or Articles of Incorporation;

(b) corporate documents proving powers of representation;

(c) photo ID of the legal representative(s);

(d) if represented by proxy, the power of attorney granting special powers;

(e) if applicable, a photo ID of the proxy;

(f) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.3. For investment funds

(a) the most recent restated fund regulations;

(b) the most recent restated Bylaws or Articles of Incorporation of the portfolio manager or administrator, subject to the fund’s voting policy;

(c) corporate documents proving powers of representation;

(d) photo ID of the portfolio manager’s or administrator’s legal representative(s);

(e) if represented by proxy, the power of attorney granting special powers;

(f) if applicable, a photo ID of the proxy;

(g) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

The Company notes that, in relation to the documents above, tha Company (i) it will not require a sworn translation of documents originally issued in Portuguese, English or Spanish, or which are accompanied by the relevant translation into these languages, and (ii) it will accept those documents without signature notarization or authentication of copies, except in relation to those original documents or whose verification can be carried out in online form by QRCode or other identifier. Each shareholder shall be responsible for the accuracy and integrity of any such documents presented, except for participation by Remote Voting Form sent directly to the Company by the shareholder.

2. Participation through digital platform

The digital platform provided by the Company for access and participation in the in the Company’s Meeting will be the “Ten Meetings” virtual meeting application. Further information on the features of this platform can be found at: https://home.tenmeetings.com.br/

Shareholders who choose to participate in the Company’s Meeting through digital platform should send access to the link https://www.tenmeetings.com.br/assembleia/portal/?id=BC898CE9CE42 at least 48 hours (forty-eight hours) prior the date and time of the meeting - that is, by 2:00 pm on October 25th, 2022.

After receiving the documents as indicated above together with the necessary documentation to participate in the Meeting, accordingly with the terms and conditions previously stated on this document, the shareholder will receive his individual login and password to access the Digital Platform through the e-mail used for the registration.

The Company recommends to the shareholders who wish to participate in the Company’s Meeting by virtual means to familiarize themselves in advance with the use of the Ten platform, as well as ensure the compatibility of their respective electronic devices for the use of the platform (by video and audio).

In addition, the Company requests such shareholders to access the Ten platform at least 30 (thirty) minutes prior to the scheduled time of the Company’s Meeting in order to allow the validation of the access of all accredited shareholders/participants.

Through the Ten platform, the accredited shareholders will be able discuss and vote on the agenda items, having access with video and audio to the virtual room where the Company’s Meeting will take place.

The Company shall not be responsible for any operational or connection problems that the shareholder may encounter, as well as for any other issues beyond the Company's control that may hinder or make it impossible for the shareholder to participate in the Company’s Meeting by electronic means. Should the shareholder who has duly requested his/her participation by electronic means not receive the e-mail with instructions for access to the digital platform by 4:00 p.m. on October 26, 2022, he/she shall contact the Company by telephone at +55 (11) 3035-5350, by no later than 10:00 a.m. on October 27, 2022, in order to have his/her respective instructions for access sent back (or provided by telephone).

3. By proxy

Pursuant to Article 126, of LSA, the shareholders may be represented by a proxy constituted less than a year ago, which is a shareholder, an officer of the Company, a legal representative or a financial institution, and the investment fund manager shall represent his members, pursuant Article 126, of LSA, and paragraph 1º. Legal entities shareholders may be represented in accordance with their bylaws/social agreements.

The documents to be presented for participation in the Company’s Meeting will be the same as those required for the person participation mentioned above and, according to the representation, whether of individual, legal entity or investment funds.

4. Remote Voting Form

For this Meeting, the Company will provide the remote voting system established by article 21-A of CVM Instruction 481. In this context, shareholders may send their voting instructions on the agenda of the Meeting as from the present date:

(i) by instructing their custody agent providing this service on the completion of the remote voting form, in the case of shareholders with shares deposited with a central securities depository; or

(ii) by instructing the bookkeeping agent of the Company, Itaú Corretora de Valores, in the case of shareholders with shares deposited with the bookkeeping agent; or

(iii) by completing the Meeting remote voting form and sending it directly to the Company, in accordance with the form made available at CVM, B3 and the Company’s (www.brasil-agro.com) websites.

In the case of divergence between any remote voting form directly received by the Company and the voting instructions contained in the full list of votes sent by the bookkeeping agent for the same CPF or CNPJ tax registration number, the voting instructions contained in the bookkeeping agent’s voting list will prevail, and the remote voting form directly received by the Company will be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they deem necessary.

Once the voting period is closed, shareholders may no longer change the voting instructions already sent. If a shareholder considers that a change is necessary, such shareholder must attend the Shareholders’ Meeting through digital platform, bearing the documents required in items 1 and 2 above, and ask for the voting instructions sent via distance voting form to be disregarded.

4.1. Exercise of remote vote sent through service providers

Shareholders who opt to exercise their remote voting rights through service providers must transmit voting instructions to their custody agent or the Company’s bookkeeping agent, in accordance with the rules established by the latter. Shareholders must therefore contact their custody agents or the bookkeeping agent to verify the procedures established by the latter for the issue of voting instructions via remote voting form, and the documents and information required by the custody agents for the purpose.

Custody agents will forward the shareholder’s vote received to B3 Central Securities Depository, which, in turn, will create a voting list to be sent to the Company’s bookkeeping agent.

Under the terms of CVM Instruction No. 481 shareholders must transmit the remote voting form filled as instructed to their custody agents or to the bookkeeping agent to be received by October 20, 2022, unless a different deadline is established by the custody agents.

It is worth noting that, as determined by CVM Instruction 481, B3 Central Securities Depository, when receiving shareholders’ voting instructions through their custody agents, will disregard any divergent instructions on the same resolution that have been issued by the same CPF or CNPJ tax registration number. Additionally, the bookkeeping agent, also in line with CVM Instruction No. 481, will disregard any divergent instructions on the same resolution that have been issued by the same CPF or CNPJ tax registration number.

4.2. Remote voting forms sent by the shareholder directly to the Company

Shareholders who opt to exercise their voting right remotely may alternatively do so directly to the Company and, in this case, should forward the following documents to Avenida Brigadeiro Faria Lima, 1.309, 5º andar, Jardim Paulistano, CEP: 01452-002, São Paulo/SP – Brazil, for the attention of the Investor Relations Office:

(a) a physical copy of Remote Voting Form, duly completed, initialed and signed; and

(b) a certified copy of the documents required in item 1 above.

Shareholders may also, if they prefer, send scanned copies of the documents referred to in (a) and (b) above via e-mail to ri@brasil-agro.com, in which case they must also send the original remote voting form(s) and certified copies of the other documents required to be received by October 20, 2022 at Avenida Brigadeiro Faria Lima, 1.309, 5º andar, Jardim Paulistano, CEP: 01452-002, São Paulo/SP – Brazil, with attention to the Investor Relations Office. Once the documents referred to in (a) and (b) above are received, the Company will notify the shareholder of the receipt of such documents and of their acceptance or refusal, under the terms of CVM Instruction 481.

If any remote voting form sent directly to the Company is not fully completed or accompanied by the supporting documents described in item (b) above, it will be disregarded, and the shareholder will be notified at the electronic address indicated in item 3 of the distance voting form.

The documents referred to in (a) and (b) above must be filed with the Company by October 27, 2022. Any distance voting forms received by the Company after this date will be disregarded.

Management Proposal

We hereby provide you with following additional and clarificatory information regarding the matters on the agendas for the Meeting to be held on October 27th, 2022, as follows:

1. Annual Meeting:

1.1. Financial Statements

The Management of BrasilAgro recommends that you vote in favor of approving the Management Report and the Financial Statements along with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2022, which are available on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

1.2. Allocation of the financial result for the fiscal year ended June 30, 2022.

The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2022, as follows:

R$
Net Income for the Year	520.100.387,28
(-) Legal Reserve (5%)	26.005.019,36
Adjusted Net Income	494.095.368,92
(-) Compulsory Dividends - 25% of the adjusted net income	123.523.841,98
(-) Proposed Additional Dividends	196.476.158,02
Proposed Dividends	320.000.000,00
Reserve for Investment and Expansion	174.095.367,92

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, five per cent (5%) of Net Income, in the amount of R$ 26.005.019,36 shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 35 of the Company’s Bylaws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 320,000,000.00, corresponding to R$ 3.237440710 per share, excluding treasury shares, on 07.01.2022. The payment of dividends shall be carried out in up to 30 days counted as of the date of their statement. The dividends shall be paid to those holding shareholding position at the Company at the end of the date on which the Annual Shareholders' Meeting approving the financial statements for the fiscal year ended on 06.30.2022 is held, it being understood that, as of the following day, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 35, subparagraph (c), of the Company’s By Laws, in the amount of R$ 174,095,367.92, shall be allocated to the Reserve for Investment and Expansion, whose purpose is the carrying out of investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming at the expansion of the Company’s activities, in addition to investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company the shares of its own issuance, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements drafted by the Company’s management, which have already been widely disclosed as required by applicable legislation.

1.3. Management’s Compensation

The Management of BrasilAgro recommends that the annual global compensation of the Company’s managers for the fiscal year started on July 1, 2022, is established at up to R$ 16,110,204.82 including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the individual amounts to be paid to each director, taking into consideration their duties, abilities, professional reputation and the market value of their services.

It was also recorded that the proposal for the global annual compensation of the Company's managers was based on the recommendation of the Company's Remuneration Committee and on the study prepared by Korn Ferry in May 2022, as well as the correction of the value at the rate of 8 .5% (eight point five percent) in the global annual compensation of the Company's managers, approved for fiscal year 21/22, to reflect the inflation rate for the period and an increase referring to the additional participation per director due to the creation of the Committee of Audit.

2. Extraordinary Meeting:

2.1 Amendment of the Bylaws

The Management of BrasilAgro recommends that its shareholders vote in favor of the amendments to create ab Audit Committee and change other provisions of the of the Company's Bylaws, and its consolidation, in accordance with the proposal approved by the Board of Directors.

Additional Documents

We present below the supplementary documents for the analysis of matters included in the agenda of the Meeting to be held on October 27th, 2022.

It is available at the Company’s site (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at CVM site (www.cvm.gov.br) the Form of Standardized Financial Statements, comprising:

●	Management Report

●	Financial Statements

●	Independent Auditors’ Report

●	Fiscal Council Opinion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2022	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer